

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mr. Ron Chan Tze Ngon
Chief Executive Officer
ChinaCast Education Corporation
Suite 08, 20F, One International Financial Center
No. 1 Harbour View Street
Central Hong Kong 636741

>   **Re: ChinaCast Education Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 29, 2010,**
>   **Form 10-Q for the fiscal quarter ended June 30, 2010**
>   **File No. 1-33771**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1. Disclose the percentage ownership to which your pledge agreements between CCT and the satellite operating entities entitle you and the fact that you may be unable to enforce CEC's agreements with the SOEs because Chinese law currently prohibits foreign investors from owning greater than 50% equity interests in companies engaged in telecommunications value-added businesses in the PRC, as disclosed in your risk factor on page 20. Here and in your risk factor, clarify what you mean by your statement that "CEC will only be entitled to enforce its right to take possession and ownership of up to 50% interest in the Satellite Operating Entities in accordance with applicable PRC law

and regulations" and the affect of other PRC laws prohibiting foreign investment enterprises from operating in the restricted Satellite area.

2. Please state whether Chaosheng has operations other than holding 100% of the equity interest in Hai Lai.

Corporate Structure, page 6

3. So that this chart serves as a more meaningful reference for the narrative disclosure, amend your corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the boxes. Further revise the organizational chart to clarify all issues in the following set of comments under this heading.

4. We note your Note 1 to the organizational chart. Please amend your chart to show that CCLBJ is "technically a branch office of CCL and not a legal entity." Explain the status of CCLBJ if it is not a legal entity and what operations it performs other than operating "as a stand-along group of businesses for purposes of the contractual arrangements with CCT Shanghai." Amend your narrative disclosure to explain what you mean by this statement. Please state whether both CCLBJ and CCLX have contractual arrangements with CCL or just CCLBJ.

5. When CCLBJ receives fees, for example, the bandwidth and transmission fees disclosed on page 9, if it's not a legal entity, please disclose to whom such fees are actually paid.

6. Include CCL on your organizational chart and "Definitions" key. In this context and amended disclosure, please explain your statement that "[t]he revenues and expenses of the branch office [CCLBJ] are not comingled with those of CCL." We note from your disclosure on page 8 that the stockholders of CCLX consist of CCL and Li Wei. Disclose the stockholders of CCL. We note your disclosure on page 64 that your Vice Chairman Yin Jianping owns 20% of Tibet Tiantai Investment Management Co., Ltd. a company that owns 70% of CCL and that CCL owns 90% of CCLX.

7. Explain your statement that "[t]he purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them into CCLBJ to facilitate CCH's monitoring of the Satellite Business and computation of service fee payable to CEC." Is your use of "the satellite-related businesses of CCL" meant to be your defined use of the term "Satellite Business" or something else?

8. Disclose how "CCLBJ represents Turbo 163 business, DDN Enhancement business and Cablenet business (the "Satellite Business")." Disclose the difference between your use of "Satellite Business" and Satellite Operating Entities."

9. Disclose the primary beneficiary of CCL and what benefits CEC has with respect to CCL.

CEC's Holding Company Structure, page 7

10. Explain what you mean by the statement that "CCN was established to acquire the capital of CCT to accommodate certain of its former investors."

11. Disclose how CCH was "participating in the PRC satellite communication market" while obtaining financing from investors outside China and to which financing you refer. Further, you should clarify that the VSAT license is still required for a company to operate in the PRC satellite communication market. Please state whether any entity other than CCLX is licensed under PRC laws to provide value-added satellite broadband services in the PRC, for example, whether, CCLBJ, CCL or Li Wei hold the VSAT license. Disclose the remaining "corresponding stockholders" of the Satellite Operating Entities and whether or not they hold the VSAT. Please disclose other relevant licenses and permits these entities hold to perform their various operations. We note your disclosure on page 10.

12. Disclose whether CCT Shanghai is a WFOE and if so, provide us with a copy and English translation of its business certificate with stated business purpose. If CCT Shanghai is a WFOE, tell us if it performs any operations or activities outside of its business purpose. We note, for example, that "CCT Shanghai assists CCLX in implementing CCLX's businesses relating to the provision of computer, telecommunications and information technology products and services, including the provision of Internet service and content. In connection with the services rendered by CCT Shanghai to CCLX, CCT Shanghai supplies CCLX with ancillary equipment together with certain associated software and technical documentation." Further, "with CCT Shanghai's assistance, CCLX offers all the products and services described…."

13. Disclose through which entity Tongfang Education is held and what services it provides, independently without the assistance of CCLX. List any required licenses and permits for these services and state whether or not Tongfang and its affiliates hold them.

Service Fees charged by the Company, page 8

14. Disclose whether the monthly service fee CCLX is obligated to pay CCT Shanghai was paid for the last three fiscal years and whether the fees were remitted to CEC by CCT Shanghai. We note your risk factor disclosure on page 18.

Novation Deed, page 9

15. We note from your disclosure that it appears that the "Novation Deed" was entered into "to enable CCLX to assume the position of CCL and continue its obligations under another technical services agreement dated November 15, 2000 by and among CCT

Shanghai and CCL and its stockholders."   Please expand your disclosure regarding the Novation Deed to describe such a document generally and specifically and include the date of entry, parties and material provisions.

Revenue and Cost Allocation Agreement, page 9

Provision of service

16. We note that the Company's customers "may engage one of CEC or its subsidiaries directly to provide the required satellite broadband services. If the customers appoint CCT or CCT Shanghai directly, CEC will subcontract the performance of the service to CCLBJ and pay CCLBJ up to 10% of the revenue received from the engagement or such other amount as determined by CCT or CCT Shanghai, as the case may be, in its absolute discretion." Please disclose in what agreements, if any, this arrangement is memorialized, such as contracts or memoranda of understanding, or other. Disclose the process by which the fees are determined and under what circumstances and when the fee has been negotiated to include an amount other than 10% of the revenue received from the engagement. Further disclose what aspect of the engagement CCT or CCT Shanghai may perform directly for the customers. Tell us what percentage of revenues are derived from CCT or CCT Shanghai's direct engagement.

17. We note your disclosure on page 32 that "CCLBJ is in the process of transferring all its outstanding businesses … to the Company…." Disclose how this transfer affects the service agreements described in this section and how the company will be able to provide the required satellite broadband services directly in light of PRC restriction of this activity. We further note your statement on page 39 that the company funded the operation of related party CCL, which held the satellite license before transferring it to the company and that CCL is still in the process of transferring it to the company. Please explain this statement in light of the restrictions on VSAT.

Government Regulations, page 10

18. Please tell us, in a supplemental response, what licenses and permits CEC is required to hold.

19. Disclose the licenses CCLX are required to hold to provide value-added satellite broadband services in the PRC. Where appropriate, please include more description as to the nature of services and requisite licenses.

Risk Factors, page 11

Risks Relating to our Business

The education section….subject to extensive regulation in China, page 11

20. Please expand your disclosure, naming the wholly foreign owned subsidiaries which may be considered ineligible to acquire the holding companies of FTBC and Lijiang College to indirectly obtain education licenses and permits in China. Please name the wholly foreign owned enterprise subsidiaries and discuss the significance of WFOE status and scope of business allowed. Further disclose the percentage revenues derived from these operations.
21. We note that you have not included disclosure pursuant to the PRC law requiring that companies set aside 10% of after-tax profits each year to fund a statutory reserve until such reserve reaches 50% of the company's registered capital and attendant risk factor disclosure. Please advise.

22. Please explain here how your wholly foreign owned subsidiaries own the holding companies, why this is your structure, other possible structures where there would be no or less question as to the company's eligibility to acquire the holding companies of education operators and why you have not structured this the same.

We may not be able to successfully execute future acquisitions…, page 12

23. Disclose how your expansion plans are potentially affected by PRC SAFE rules restricting the use of registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, as disclosed in the risk factor on page 22.

If we are unable to achieve or maintain economies of scale…., page 13

24. Expand this disclosure to explain what you mean by the statement that "these Satellite Operating Entities also require that we make substantial investments in collaborative alliances" and how these requirements are affected by SAFE restrictions on investment on equity investments in the PRC detailed on page 22.

Our business may be harmed if the Satellite Operating Entities…., page 15

25. Disclose the management control you have over the SOEs. Explain your statement regarding lack of conducting share pledge registration with competent governmental authorities, to what extent this is considered required, the protections it would afford you in controlling the SOEs and why you have not done so.

We may be subject to securities laws claims regarding past disclosures…, page 17

26. Expand your disclosure to explain how your charter provision purporting to prohibit
    certain amendments was possibly inconsistent with Delaware's General Corporation Law
    and what, if any, remedial measure you have taken for correction.

27. Disclose how it may be argued that [y]our IPO prospectus misstated the vote required by
    its charter to approve a business combination" by requiring at least a majority of the
    shares sold vote in favor of the business combination.

We may be subject to fines and other potential penalties as a result of filings made in connection
with acquisitions of PRC companies…., page 17

28. Disclose how you intend to amend the filing made in connection with your FTBC and
    Lijiang acquisitions "to more fully disclose the terms of the acquisition" and when you
    intend to do so.

Chinese foreign exchange controls may limit our ability to utilize CEC's revenues effectively
and receive dividends and other payments from our Chinese subsidiaries, page 18

29. We note that CEC's 98.5% owned subsidiary, CCT Shanghai is subject to Chinese rules
    and regulations on currency conversion. Please clarify the impact this restriction has on
    the availability to you of CCT Shanghai and the other PRC subsidiaries' funds. Your
    revised disclosure should also address the following issues:
    • Indicate whether your PRC subsidiaries have historically paid dividends to you from
      their accumulated profits and provide management's assessment of their ability to pay
      dividends to you in the future.
    • Indicate what portion of your PRC subsidiaries' revenues, if any, you anticipate being
      able to use for the expansion of your business.
    This disclosure should be reflected here as well as in your discussion of liquidity and
    capital resources.

SAFE rules and regulations may limit our ability to transfer the net proceeds from this offering to
the Satellite Operating Entities …., page 22

30. Please remove the "offering" reference in this risk factor and add disclosure as to how
    this issue affects your business apart from any previous offering. We note your statement
    on page 22 that SAFE Circular 142 requires that the capital of a foreign-invested
    company settled in RMB converted from foreign currencies only be used for purposes
    "within the business scope approved by the applicable governmental authority" and "may
    not be used for equity investments within the PRC."   Please disclose how this will limit
    your ability to transfer the net proceeds from future offerings to your PRC subsidiaries.
    Since your business strategy relies in part on your expansion, revise your disclosure to
    specifically address how Circular 142 will limit your ability to use the proceeds from

future offerings to fund such expansion. To the extent that you cannot use the proceeds of future offerings for expansion, explain how you intend to fund such activities. In addition, identify the governmental authorities that must approve your use of the proceeds of the offering and clarify what "business scope" is used to determine the proper use of such funds. Outline the process involved in obtaining the requisite approvals from governmental authorities. This revised disclosure should be reflected here as well as in your Regulation sections.

Part III, Directors, Executive Officers and Corporate Governance, page 47

31. In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 52

32. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise use of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2009 Executive Incentive Plan, page 54

33. Please advise us why the Plan adopted on October 28, 2009, that is intended to form the basis for compensation of your executives in 2010, tied cash bonuses and shares of restricted stock to the achievement of key performance targets tied to the 2009 fiscal year.

2. Summary of Significant Accounting Policies, page F-14

(m) Revenue recognition, page F-18

34. We note your disclosure on page 1 that you are a leading for- profit, post- secondary education and e-Learning services provider in China; however, your revenue recognition accounting policy appears to indicate that your main sources of revenues are the provision of satellite bandwidth and network access services and sale of communication equipment.   Please revise or advise.

35. Tell us more about the manner in which revenue from your bachelor degree and diploma program offerings is billed, recognized, and collected. Include discussion in the business section and/or MD&A of the process beginning with the acquisition of a student, through billing, recognition and collection. Disclose how the students pay for the tuition, including whether you offer financing to the students or they obtain their own financing.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

2. Recently Issued Accounting Pronouncements, page 11

(1) Newly Adopted Accounting Pronouncements, page 11

36. Based on your disclosure, the adoption of SFAS 167 at January 1, 2010 had no significant impact on your financial statements. Addressing paragraphs 25-41 of ASC 810-10, please tell us why you continue to believe that the company is not the primary beneficiary of CCL. Also, please tell us the extent, if any, of CCL's operations outside of those conducted by CCLBJ and CCLX.

37. Further, we note that as of January 1, 2010, the company terminated payment of satellite platform usage fees to CCLBJ as well as the management service fee that arose from various agreements with CCL that entitled the company to the economic benefits of CCLBJ. Please explain the reason for the termination of these arrangements and whether or not these or similar services continued to be provided between the company and these entities after January 1, 2010. Also explain how the company has accounted for these services and expenses subsequent to January 1, 2010.

* * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/
Larry Spirgel
Assistant Director